SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2004

LG.Philips LCD Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

LG.PHILIPS LCD ANNOUNCES START OF MASS PRODUCTION

AT ITS SIXTH-GENERATION TFT-LCD FACTORY

New “P6” Fab is First in World to Use 1500 x 1850 mm Substrates

LG.Philips LCD Co., Ltd. (NYSE: LPL), one of the world’s leading manufacturers of thin-film-transistor liquid crystal display (TFT-LCD) technology, today announced that its new sixth-generation TFT-LCD fabrication plant, “P6”, began mass production last month.

Located in Gumi, South Korea, “P6” will produce TFT-LCDs for large and wide LCD TVs and desktop monitors, with a strong focus on 32- , 37-, and 42-inch wide screens for TV applications as well as large and wide PC monitors, such as 17-inch. Currently in the first phase of ramp-up, “P6” will reach its full-production capacity of 90,000 sheets per month, which represents approximately 250,000 square meters of input glass, by the third quarter of 2005 -reinforcing LG.Philips LCD’s position as one of the world’s leading suppliers of large-sized TFT-LCDs. The state-of-the-art “P6” is the first factory in the world to use 1500 x 1850 mm glass substrates, which will increase factory productivity and panel throughput of large and wide TFT-LCD production.

According to LG.Philips LCD, the new “P6” plant is equipped with the latest cutting-edge LCD manufacturing equipment. Amongst many of its world firsts, the fab is the first sixth-generation factory to apply new technologies including one-drop fill (ODF) technology without pre-cutting the substrate glass.

“We are excited about the ramp-up of our new ‘P6’ plant,” said Ron Wirahadiraksa, chief financial officer of LG.Philips LCD. “The plant, which began depreciation in August, is the first sixth-generation factory to exist outside of Japan. This fab represents a significant step forward in manufacturing and innovation, and follows a tradition of record-setting production ramps that LG.Philips LCD experienced in its world’s first fourth- and fifth-generation factories in 2000 and 2002, respectively. With ‘P6’ online, LG.Philips LCD will be able to realize better efficiency in producing large and wide TV panels and continue to deliver the highest-quality products to our leading consumer electronics customers around the world.

“We believe that LG.Philips LCD’s past, proven ability in and ongoing commitment to cost reduction is critical in an environment where we see prices continue to decrease faster than anticipated. We are continuing to work closely with our customers to maintain our commitment to manufacturing excellence,” concluded Mr. Wirahadiraksa.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG.Philips LCD Co., Ltd.
(Registrant)

Date: September 23, 2004	By:	/s/ Ron H. Wirahadiraksa
(Signature)

	Name:	Ron H. Wirahadiraksa
	Title:	Joint Representative Director and Chief Financial Officer

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